UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Quest Resource Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74836W104

(CUSIP Number)

ELIZABETH R. GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836W104

1	NAME OF REPORTING PERSON

Hampstead Park Environmental Services Investment Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,107,205
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,107,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 74836W104

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,107,205
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,107,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 74836W104

1	NAME OF REPORTING PERSON

Hampstead Park Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,107,205
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,107,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 74836W104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Hampstead Park Environmental were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business); and 27,205 of such Shares were purchased in open market purchases, 330,000 of such Shares were purchased in a public offering and 1,750,000 of such Shares were purchased pursuant to the Purchase Agreement (as defined in Item 4). The aggregate purchase price of the 2,107,205 Shares beneficially owned by Hampstead Park Environmental is approximately $4,031,483, excluding underwriting discounts and commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a) - (b) The Reporting Persons beneficially own 2,107,205 Shares which represents approximately 13.7% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported herein, was calculated by dividing (i) the total number of Shares beneficially owned by each Reporting Person as of March 23, 2020, as set forth herein, by (ii) the 15,372,905 Shares of Common Stock outstanding as of March 1, 2020, according to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2020.

Hampstead Park Environmental, Hampstead Park Capital and Mr. Friedberg each have shared power to vote and to dispose of the 2,107,205 Shares. Hampstead Park Capital is the sole member of Hampstead Park Environmental, and Mr. Friedberg is the Chief Executive Officer of Hampstead Park Capital; each may therefore be deemed to control Hampstead Park Environmental.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last 60 days are listed in Annex A attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 20, 2020, Hampstead Park Environmental entered into a Trading Plan (the “Trading Plan”) with Roth Capital Partners, LLC (“Roth”) to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

5

CUSIP No. 74836W104

The Trading Plan allows for the purchase of Shares by Roth on behalf of Hampstead Park Environmental. Shares purchased pursuant to the Trading Plan may only be purchased in accordance with trading parameters adopted by Hampstead Park Environmental, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Trading Plan or at what price any such Shares will be purchased. A copy of the Trading Plan is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Trading Plan, dated March 20, 2020, by and between Hampstead Park Environmental Services Investment Fund LLC and Roth Capital Partners, LLC.

6

CUSIP No. 74836W104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2020

HAMPSTEAD PARK ENVIRONMENTAL SERVICES INVESTMENT FUND LLC

By:	Hampstead Park Capital Management, LLC, its Sole Member

By:	/s/ Daniel Friedberg
	Name:	Daniel Friedberg
	Title:	Chief Executive Officer

/s/ Daniel Friedberg
DANIEL FRIEDBERG

HAMPSTEAD PARK CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel Friedberg
	Name:	Daniel Friedberg
	Title:	Chief Executive Officer

7

CUSIP No. 74836W104

Annex A

During the past 60 days, the Reporting Persons effected the following purchases and sale of the Shares in open market transactions:

Nature of Transaction	Date of Purchase	Amount Purchased	Price Per Share ($)

HAMPSTEAD PARK ENVIRONMENTAL SERVICES INVESTMENT FUND LLC

Purchase	03/18/2020	20,833	$1.3497
Purchase	03/19/2020	6,372	$1.3128